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March 16, 2021

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:	Margaret Schwartz Tim Buchmiller

Re:	Gain Therapeutics, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed March 15, 2021 File No. 333-253303 CIK No. 0001819411

On behalf of our client, Gain Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby provide a response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 16, 2021 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on March 15, 2021 (the “Registration Statement”).

For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italicized type herein. All references to page numbers and captions correspond to the page numbers and captions in the Second Amendment.

Exclusive Forum, page 117

Please revise Article 13 of your Amended and Restated Certificate of Incorporation, and the similar provision in your Amended and Restated By-Laws, to be consistent with your disclosure in this section. In particular, we note your disclosure on page 117 that your amended charter will provide that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Alternately, please provide reasonable assurance that you will make future investors aware of the provision’s limited applicability by including such disclosure in your future Exchange Act reports.

The Company respectfully acknowledges the Staff’s comment and confirms that it will make future investors aware of the provision’s limited applicability by including such disclosure in our future Exchange Act reports.

* * * * *

Securities and Exchange Commission
March 16, 2021

Please contact me at (212) 735-3416 or Andrea.Nicolas@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Andrea L. Nicolas

cc:	Eric Richman, Chief Executive Officer, Gain Therapeutics, Inc. Michael D. Maline, Esq., DLA Piper LLP (US)